UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

CRH public limited company
(Exact name of registrant as specified in its charter)

Ireland	001-32846	98-0366809
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S Employer Identification No.)

Stonemason’s Way, Rathfarnham, Dublin 16, D16 KH51, Ireland
(Address of principal executive offices)

Aylwyn Bryan
Tel: +1 (212) 957 5400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, __________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02    Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

CRH plc (the ‘Company’) is subject to the EU Accounting (2013/34/EU) Directive as amended and as transposed into Irish Law.

The Company is relying on the alternative reporting provision of Item 2.01 and providing its Report on Payments to Governments for Extractive Activities for the year ended December 31, 2025 (the ‘Report’) prepared under the foregoing regime to satisfy the requirements of Item 2.01. The Report is available on the Company’s website at https://www.crh.com/our-sustainability/codes-of-conduct/wp-content/uploads/2026/06/Report-on-Payments-to-Governments-2025-Final.pdf. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01    Exhibits

The following exhibit is submitted as part of this report:

Exhibit 2.01 – Report on Payments to Governments for Extractive Activities for the year ended December 31, 2025, as required by Item 2.01 of this Form.

* The reference to the Company’s website is provided for convenience only, and its content is not incorporated by reference into this Form SD and Exhibit 2.01, nor deemed filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CRH public limited company

	By:	/s/ A. Bryan
Aylwyn Bryan
Chief Financial Officer
Dated: June 30, 2026